Mail Stop 0511					January 6, 2005


Geoff Williams, President, Chief Executive Officer and Director
Silver River Ventures, Inc.
19 East 200 South, Suite #1080
Salt Lake City, UT  84111

Re:  	Silver River Ventures, Inc.
        	Registration Statement on Form 10-SB
        	File No.  0-51074
        	Filed December 14, 2004

Dear Mr. Williams:

	    This is to advise you that we have reviewed only those portions of the above registration statement that relate to the disclosure type indicated in this letter and we have the following comments.

Part I

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, Page 15

1. Include the Commission file number of each company listed on pages
17 and 18 of the registration statement.
Part II

Item 1.  Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholders Matters, Page 19

2. In the last paragraph of this section on page 21, amend the last sentence to replace the word could with would. Please note that our view that securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933 applies to all securities meeting this criterion.







No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*******

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the
Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact Goldie B. Walker at (202) 942-1986 or me at
(202)
942-2999 in regard to any questions pertaining to this letter.

					Sincerely,



					Michael Karney, Branch Chief (Legal)
					Office of Emerging Growth Companies
					Division of Corporation Finance


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Geoff Williams, President, Chief Executive Officer and Director
Silver River Ventures, Inc.
January 6, 2005
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